ABIGAIL J MURRAY 312-609-7796 amurray@vedderprice.com

August 21, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo

Re:	Nuveen Investment Funds, Inc. (the “Registrant”);

File No. 333-182806

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the Securities and Exchange Commission on August 17, 2012 with respect to the Registrant’s Registration Statement filed on July 23, 2012, relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen Large Cap Value Fund (the “Acquired Fund”) into Nuveen Dividend Value Fund (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”). Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response:     The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Consider using the defined term “Target Fund” rather than “Acquired Fund.”

Response:     The Registrant respectfully declines to make the change suggested. Use of the term “Acquired Fund” in the Registration Statement is consistent with the Agreement and Plan of Reorganization.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

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August 21, 2012

(3)	Comment: In the Q&A Section, in the Answer to the Question “What are the similarities between the investment policies of the Funds?”, and in the Registration Statement, please clarify the difference in the Funds’ investment restrictions with respect to the capitalization levels of companies in which they invest.

Response:     The Registrant has clarified the disclosure in response to the staff’s comment.

(4)	Comment: Please explain why the Acquiring Fund’s management fees are expected to be reimbursed only if the Reorganization is approved.

Response:     For the information of the staff, at the time the Reorganization was proposed, the Adviser agreed, if the Reorganization results in higher total annual operating expenses for the combined fund, to waive fees and/or reimburse expenses as necessary to maintain the combined fund’s total annual operating expenses at the amounts shown in the Fee Table for the Acquiring Fund through October 31, 2013, upon consummation of the Reorganization. Accordingly, if the Reorganization is not consummated, the fee waiver and/or expense reimbursement would not take effect.

(5)	Comment: Please reconcile the statement that the Reorganization is expected to result in cost savings for the Acquiring Fund with the total annual operating expenses shown in the Fee Table for the Acquiring Fund and the combined fund, which are the same.

Response:     For the information of the staff, the fee waiver and/or expense reimbursement that would take effect if the Reorganization is consummated was set based on the Acquiring Fund’s total annual operating expenses for the fiscal year ended October 31, 2011, as set forth in the Fee Table. The Pro Forma Financial Information in Appendix A to the Reorganization SAI, which presents information as of April 30, 2012, reflects the anticipated cost savings to be experienced by the Acquiring Fund, including the effect of the fee waiver and/or expense reimbursement, as compared to its continued operations as a stand-alone fund.

(6)

Comment:     In regards to the portfolio manager changes for the Acquired Fund, please explain why the portfolio managers changed, including if the portfolio managers changed as a result of the Reorganization, and disclose the portfolio turnover experienced by the Acquired Fund since the portfolio managers changed. In addition, please explain whether the Acquiring Fund is expected to have

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August 21, 2012

similar portfolio turnover since the Funds are noted to have similar investment strategies.

Response:     For the information of the staff, the change in the Acquired Fund’s portfolio management team was not due to the proposed Reorganization, but rather due to ongoing evaluation of portfolio management teams of Nuveen funds. The Registrant has added this disclosure accordingly.

For the further information of the staff, the Registrant confirms that the Acquired Fund has not experienced a material increase in sales of its portfolio securities since the portfolio managers changed. The proxy statement/prospectus currently includes portfolio turnover information as of the Funds’ most recent semi-annual period, and portfolio turnover rates as of a more recent date are not currently available. However, the Registrant notes that each Fund’s portfolio holdings as of month-end are available on the Nuveen website (www.nuveen.com), on a one-month lag. In addition, the Acquiring Fund has not experienced material portfolio turnover. The Registrant notes, however, that the portfolio managers expect the combined fund to experience portfolio turnover to the extent consistent with the normal course of the combined fund’s operations.

(7)	Comment: In the “Comparison of Principal Investment Strategies” section, please add disclosure in the last paragraph regarding brokerage costs to the effect that it is not expected that any material portfolio sales will occur solely in connection with the Reorganization.

Response:     The Registrant has added the disclosure in response to the staff’s request.

(8)	Comment: Please add disclosure describing the anticipated increase in management fees for the Acquired Fund that is expected in connection with the Reorganization.

Response:     The Registrant has included the requested disclosure.

(9)	Comment: Please confirm that both Funds were advised by FAF Advisors, Inc. during a portion of the Funds’ fiscal year ended October 31, 2011, and, accordingly were subject to a different fee structure during such time.

Response:     For the information of the staff, the Adviser began advising the Funds on January 1, 2011. For the first two month of the Funds’ most recently completed fiscal year, FAF Advisors, Inc. was the investment adviser to the

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Funds. As noted in footnote 2 to the Annual Fund Operating Expenses table, the expenses shown in the table have been restated to reflect the current contractual fees and estimated other expenses to better indicate the ongoing expenses of the Funds.

(10)	Comment: With respect to the annual total return charts provided under “Comparison of the Funds-Performance Information,” please reformat the annual total return charts to show the same scale.

Response:     The annual total return charts have been reformatted to the same scale.

(11)	Comment: Please provide an explanation for the differences between management fee rates disclosed in the Annual Fund Operating Expenses table and the rates disclosed on page 16 of the Proxy Statement/Prospectus.

Response:     For the information of the staff, the management fee rates disclosed in the Annual Fund Operating Expenses table are the gross fee rates, while the fee rates set forth on page 16 of the Proxy Statement/Prospectus are net of fee waivers and expense reimbursements in effect during the period. In addition, the fee rates for the Funds disclosed on page 16 of the Proxy Statement/Prospectus reflect two months of operations under the investment management agreements with FAF Advisors, Inc., prior to the Funds becoming part of the Nuveen fund complex.

(12)	Comment: Please explain why the Funds have recently changed independent auditors and identify the new auditors supplementally.

Response:     For the information of the staff, the Board of Directors of the Funds, upon recommendation of the Audit Committee, engaged PricewaterhouseCoopers LLP to serve as the Funds’ independent registered public accounting firm following the October 31, 2011 audits. On December 30, 2011, Ernst & Young, LLP (“Ernst & Young”) completed its work on the October 31, 2011 audits and resigned as the independent registered public accounting firm of the Funds. For the further information of the staff, as stated in the Exhibits to the Fund’s Form N-SAR filed on April 30, 2012: (i) Ernst & Young’s report on the Funds’ financial statements for the two most recent fiscal periods contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles; and (ii) for the two most recent fiscal periods and through March 1, 2011, there were no disagreements with Ernst & Young on any matter of accounting principles financial statement disclosure or

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auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds’ financial statements.

(13)	Comment: Please clarify the first footnote to the Capitalization Table to indicate that the approximately $12,000 of Reorganization costs to be charged to the Acquired Fund is not reflected in the dollar amounts in the Capitalization Table because such amounts will be reimbursed by the Adviser. Please supplementally confirm that the allocation of Reorganization costs will not result in a per share impact.

Response:     The Registrant has revised the disclosure in response to the staff’s comment. In addition, for the information of the staff, the Registrant confirms that the Reorganization costs allocated to the Funds will not impact either Fund’s net asset value per share as set forth in the Capitalization Table.

(14)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Response:     The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganization was presented to the Board to address an overlap in open-end funds being offered by the fund complex. The Funds are substantially similar with the same portfolio managers. Accordingly, there is little reason for the fund complex to continue offering both Funds, and therefore the proposal was to consolidate the Funds to the benefit of shareholders.

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Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/ Abigail J. Murray

Appendix A

NUVEEN DIVIDEND VALUE FUND–

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Dividend Value Fund (the “Acquiring Fund”) and Nuveen Large Cap Value Fund (the “Acquired Fund”) believe that the Acquiring Fund is the appropriate survivor of the reorganization for the reasons discussed below.1 The Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers; Portfolio Management	Nuveen Fund Advisors has been the Adviser of the Funds since January 2011. Nuveen Asset Management, LLC (“Nuveen Asset Management”), an affiliate of Nuveen Fund Advisors, has served as subadviser to the Funds since January 2011. The Funds also currently have the same portfolio managers. Two of the three portfolio managers of the Acquiring Fund have managed that Fund since 1994, whereas all three portfolio managers began managing the Acquired Fund in 2012. Following Mr. Bren’s retirement on December 31, 2012, the remaining two portfolio managers will continue to manage the combined fund’s investment portfolio in the same general manner in which they are currently managing the Acquiring Fund.
Expense Structures and Expense Ratios	The expense structure of the combined fund will be the same as that of the Acquiring Fund.
Investment Objective, Policies and Restrictions	Although the Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.
Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the portfolio managers, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.
Asset Size	As of April 30, 2012, the Acquiring Fund had approximately $1.2 billion in assets and the Acquired Fund had approximately $152 million in assets.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, all of the five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.